1-12642

SEC file number 0-21782

02044084

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K PE 7/31/2002

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 30 July 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

CNIFP PRICE SENSIBLE AND NOT RENEGOTIABLE

Auckland, 30 July 2002 – Fletcher Challenge Forests today responded to comments from former director Mr Stephen Hurley of Xylem, proposing that the Company should renegotiate the purchase price of the Central North Island Forest Partnership (CNIFP) assets.

Chief Executive, Terry McFadgen said, "After 12 months of negotiation we are absolutely sure that the agreed price of approximately US$650 million is the Receiver's bottom line. We know he has previously received at least two competing offers around this level including an offer involving a major international forestry fund. Why would the Receiver sell for less when product prices are continuing to improve, markets are looking good and the senior lenders are getting all their interest paid?

"In addition, the price is below our base valuation, even before taking into account the export marketing and strategic benefits of the acquisition," he added. The price is also within the fair value range assessed by the Independent Expert, Grant Samuel & Associates Limited.

Mr McFadgen noted that the recent appreciation of the New Zealand dollar and recently negotiated price increases for August export log sales had further increased the attractiveness of the transaction. "Our markets in Korea, China, Australasia and the USA are all strong, and Japan is now showing signs of improvement with May housing starts up nearly 6%," he said.

He emphasised that the base case financial forecasts used in the Company's Explanatory Memorandum were conservative. "We have taken a conservative case to demonstrate the robustness of the financing solution," he said, "and have assumed a 7% decline in average NZ dollar log prices for 2003. In fact, prices are stable or rising at the moment in all our major markets."

The independent Directors remain entirely comfortable with both the US$650 million purchase price and the proposed financing solution.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.